Mail Stop 4561
October 12, 2005

By U.S. Mail and facsimile to (415) 442-1001

Andrew B. Koslow, Esq.
Senior Vice President and General Counsel
Penson Worldwide, Inc.
1700 Pacific Avenue - Suite 1400
Dallas, TX  75201

      Re:      Penson Worldwide, Inc.
      Amendment Number Three to Registration Statement on Form S-1 Filed on September 23, 2005
                        File Number 333-127385

Dear Mr. Koslow:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.
General
1. Please withdraw your confidential treatment request filed on October 3, 2000, control number 10457.

Market opportunity, page 3
2. We note your response to prior comment number 4; however, the type of problems you experienced in the U.K. is unclear from the revision.
Please revise your disclosure to describe the kind of problems
(e.g.,
financial losses, lack of order flow or lack of success in strategic plan) and refer the reader to your risk factor on page 15, "We recently revised our operational strategy for our U.K. operations."

Recent Developments, page 5
3. We note your response to prior comment number 5. We do not see the cross reference on page 6 to your new discussion on the acquisitions section of the MD&A. Please revise.

Management`s Discussion and Analysis
4. Please refer to prior comment 11. We note that you are restructuring the U.K. operations in an attempt to make the operations profitable. Given the restructuring activity, please tell us how you have evaluated these potential costs with respect to the requirements of paragraph 3 SFAS 146.
SAMCO Division and split off transaction, page 86
5. We note your response to prior comment number 20. Please provide a full explanation as to why you believe that a tax opinion is not necessary.
Description of capital stock, page 91
6. We note your response to comment 21, in which you indicate the preferred stock will be converted to common stock before the closing of the IPO. For purposes of transparency to the reader and support for the values assigned to the preferred shares, please revise this section to clearly disclose the rights, privileges, and conversion terms of this class of shares.

Financial Statements

Statement of Operations, page F-4

7. Please we note your supplemental response to prior comment 27. Please revise your description of the interest expense line items to clearly differentiate between the two types of interest expense. Moreover, it is still unclear why it is appropriate to present the amounts of your second interest expense outside of Income from continuing operations. Please revise or advise us.

Note 1: Summary of significant accounting policies
8. Please tell us your rationale for the classification of changes in securities borrowed and securities loaned, which are collateralized financings, as operating cash flows. Refer us to the technical guidance you have considered.
9. We note your responses to prior comments 31 and 38 regarding your revenue recognition. Please tell us how you considered the guidance of paragraphs 7.15 - 7.23 in determining that recording revenues from clearing operations on a settlement date basis is appropriate for an entity subject to the AICPA Broker Dealer Audit Guide. Clearly explain to us how your policies comply with this literature or explain to us how you determined you were scoped out of this application. Please provide us with an analysis to support the fact that the use of settlement date revenue recognition for clearing broker-dealers is the generally accepted practice in the United States or revise your financial statements accordingly.
10. Please revise to address the following regarding your response to our prior comment 35.

* Your response to comment 35 indicates that you believe none of your acquisitions was materially, either individually or in the aggregate.
If true, please provide us with your detailed materiality analysis of each of these acquisitions. Such analysis should take into account that materiality may not necessarily be based solely on purchase price or the results of operations of the target. Other factors, including but not limited to the importance of personnel, technology, licenses, production capability, and business processes acquired should be considered. Otherwise, as previously requested, please revise your footnotes to briefly address these acquisitions pursuant to paragraphs 51-52 of SFAS 141. Please revise your description of the line item "Acquisitions" to clearly state the nature of this line item. As well, please consider the guidance of paragraph 11 of SFAS
95 in evaluating the appropriateness of net versus gross presentation of the cash flows.

* Please disclose the variable factors which affect the purchase price of the CCS acquisition. Update your disclosures about this contingent consideration in future filings.




Revenue Recognition - page F-8
11. Please revise to address the following regarding your revenue recognition policies and your response to our prior comment 36:

* Please revise page F-8 to more clearly describe your technology revenues. Specifically disclose the extent to which you are selling complete software products versus selling the service of customizing existing software products, and clearly disclose your respective revenue recognition policies for each.

* We note your statements that "multiple deliverables have not yet been an issue." Please revise to explain more clearly how you made this determination. Disclose whether you believe your software arrangement "requires significant production, modification, or customization of software" and disclose the impact that determination had on your revenue recognition and the use of contract accounting.
Tell us how you made that determination in consideration of the guidance of paragraph 74 of SOP 97-2.

* Please revise to explain the nature of the technology revenues arising from transaction charges. Tell us how you concluded settlement date revenue recognition was appropriate for the technology revenues.
Intangibles, page F-8
12. Please refer to your response prior comment 39 in which you state that financing costs are capitalized and amortized over the life of the related debt. Please revise to more clearly confirm that you recognize financing costs using the effective yield or interest method pursuant to paragraph 5 of SFAS 91.
13. Your response to our prior comment 40 appears to indicate that you believe that your Goodwill is immaterial in relation to your total assets for separate line item disclosure on your Balance Sheet.
Please revise to quantify the amount of goodwill as of each balance sheet date in a footnote.

Allowance for Doubtful Accounts, page F-9

14. Please refer to prior comment 43. We note that you have revised your discussion include the methodology for estimating specific and known losses in you accounts receivable. Please revise your discussion to include a description of the procedural discipline and methodology applied to estimate the inherent risks in the outstanding receivables.

Foreign Currency Translation Adjustments, page F-9
15. Please refer to prior comment 44. Please revise to disclose the exchange rate that is being utilized (i.e. Noon Buying Rate, etc.), and that the rate for translating assets and liabilities is the exchange rate at the balance sheet date and that for all income statement amounts, the weighted average exchange rate has been used for translation.
Note 2: Discontinued Operations, page F-11
16. Given the fact that SAMCO`s operations are being discontinued through a split off transaction, please tell us how you have concluded discontinued operations presentation as of June 30, 2005 is appropriate. As previously requested in comment 45, please specifically tell us how you considered the restriction on discontinued operations presentation for disposal of assets other than by sale addressed in paragraph 27 of SFAS 144. It appears that guidance would preclude discontinued operations treatment until the consummation of the spin-off. Please revise your financial statements accordingly, or provide us with adequate support of your accounting in light of this literature.
17. Please refer to prior comment 45. Please provide us with your more detailed evaluation of the "significant continuing involvement" criteria, specifically addressing the fact that the Chairman and three directors of Penson will also serve as directors on SAMCO and the payments to be received after the disposal based on future results of operations. Refer to paragraph 14 of EITF 03-13.
18. We note your response to prior comment 46 and await the pro forma financial information required under Regulation S-X in relation to the split-off of SAMCO to be filed in a pre-effective amendment.
Note 3: Computation of net income per share, page F-12
19. Please revise to address the following regarding your response to prior comment 48:

* Your Diluted loss per common share before discontinued operations of $0.12 on page F-4 does not agree with the $0.13 on page F-12.
Please revise to correct this discrepancy.

* Tell us how you considered the guidance of paragraphs 13-16 of SFAS
128 regarding your diluted earnings per share reported for the six months ended June 30, 2005. Please revise accordingly.
20. Please refer to prior comment 48. Revise your disclosure to quantify the securities that were excluded from the computation of diluted earnings per share because to they would have been antidilutive for the periods presented. Refer to paragraph 40(c) of
SFAS 128.
Note 12: Related Party Transactions, page F-17
21. We note your response to comment 53 regarding your various related party transactions. Please revise Note 12 to disclose the rent payments you made to Service Life, an affiliated entity pursuant to paragraph 2 of SFAS 57. Please confirm to us that you have disclosed all material related party transactions, or provide us with an analysis of how you determined the consideration exchanged in each undisclosed transaction was in the ordinary course of business for your business relationship with that related party.
22. Page 85 indicates that the amount your Chairman received as an investment advisory fee from Service Lloyd`s Insurance Company was $450,000. However, in light of the introduction to your footnotes that the amounts presented are in thousands, your disclosures on page
F-17 appear to indicate that the amount was $450 million. Please revise the amounts presented throughout your footnotes accordingly for consistency.
Note 14: Stock Incentives, page F-17
Stock options
23. We note your supplemental response to our prior comment 54. Please revise the Director compensation section on page 74 to disclose that the grants have not yet been made and to update that disclosure in future filings as needed. Revise to clearly disclose how the company intends to account for the options on their grant date. Please revise this section as well as your subsequent events footnote to quantify the expected amount of such charges based on your estimated offering price.

24. Please refer to prior comment 55. Please revise to present your stock option activity through the period ended June 30, 2005. Revise your subsequent events footnote to quantify any options granted after the latest balance sheet date, or revise to confirm that none were granted.
25. Please refer to prior comment 55. Please revise your stock option disclosure to include the range of exercise prices for the options outstanding at the date of the latest statement of financial position presented. If the range of exercise prices is wide, please segregate the exercise prices into ranges that are meaningful for assessing the number and timing of additional shares that may be issued and the cash that may be received as a result of option exercises. Please refer to paragraph 48 of SFAS 123.
26. We note your revisions to the second paragraph of Note 14 indicating that you based the grant price of the options at twice their book value because your Board determined it "was a good indication of fair value." Please revise to confirm, if true, that this valuation was based on cash sales of shares to unrelated parties at or about the same time. Otherwise, please briefly disclose and tell us in detail how you determined the grant price of the options was equal to the fair value of the underlying shares.
Accordingly,
please revise your similar disclosures in the first paragraph under
Private Placements on page F-19.

Private Placements, page F-19
27. Please refer to prior comment 33. Please provide us with an EITF
00-19 analysis of the convertible preferred shares and the convertible debt (the "securities"). In your analysis, please specifically address the following:

* Are the securities considered to be conventional convertible securities as defined by paragraph 4?

* If the security is not considered to be conventional convertible, please provide the following additional analysis:

a) Are there any requirements for net-cash settlement? In your response, please tell us if the provision exists for net-cash settlement, not considering the probability of such occurrence.
Refer to paragraph 12.

b) Are there any requirements for the issuer to deliver shares registered with the SEC? Are there any penalties or liquidated damages imposed for settlement with unregistered shares? If so, please tell us the penalties or liquidated damages. Refer to paragraphs 14 to 18.

c) Please show us that at the date the securities were issued that there was a sufficient number of authorized and unissued common shares to allow conversion. Refer to paragraph 19.

d) Is there a limit on the number of shares that will be delivered to settle the instrument? Refer to paragraphs 20 to 24.

e) Does the security contain provisions that require cash payments in the event that the company does not make timely filings to the SEC?
Refer to paragraph 25.

f) Are there any top-off or make-while provisions arising from differences between the settlement of the embedded conversion features and the subsequent proceeds received from a sale of the underlying delivered shares to a third party? Refer to paragraph 26.

g) Does the contract require net-cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares? Refer to paragraph
27 and 28.

h) Are there any provisions in the contract that indicate that the counterparty has rights that rank higher than those of a shareholder of the stock underlying the contract? Refer to paragraph 29 to 31.

i) Is there a requirement for the company to post collateral at any point or for any reason? Refer to paragraph 32.

* Please provide us your calculated effective conversion price and the fair value of the underlying common shares on the date of issuance.

In your response to the above series of requirements, please specifically answer each requirement for both the debt and preferred shares, and provide us with copies of the convertible preferred stock and debt agreements.

28. Please refer to prior comment 34. Please provide us your analysis of the risks of the preferred and common shares of stock. In your analysis, tell us how you have concluded that such risks are clearly and closely related, and specifically address the criteria of paragraph 12 of SFAS 133.
29. Please refer to prior comment 56. Please revise the first paragraph under Private Placements on page F-19 to disclose the conversion terms of your convertible notes and convertible preferred shares. Please tell us in detail how you determined the value of the conversion features embedded in the preferred shares and convertible notes. As part of your analysis, please provide us with a chronological schedule of each issuance of shares or convertible instruments during 2003 and 2004. Include the following information for each issuance or grant:

* Number of shares issued
* Conversion terms and conversion prices of the instrument
* Any restrictions or vesting terms
* Your estimate of fair value of the underlying shares of common stock at each issuance
* How you determined fair value
* The identity of the recipient and the relationship to you
* Any recorded beneficial conversion feature and the accounting literature upon which you relied on
* How you evaluated any premiums or discounts applied to the issuances in determining their fair value and why you believe they were appropriate

Relate the above to a timeline of the estimated offering price of your common stock. Discuss and quantify the impact on your fair value of any events that occurred between the dates the instruments were issued and the date the registration statement was filed. Reconcile and explain the differences between the mid-point of your
estimated
offering price range and the fair values asserted in your
analysis.
Describe significant intervening events within the company and the broader market that explain the changes in fair value of your common stock up to the filing of the registration statement.  Highlight any
transactions with unrelated parties believed to be objective evidence
of fair value, including your issuances of convertible preferred shares. Additionally, tell us the date you initiated discussions
with the underwriters.   We will defer review of this information
until the pricing information is completed in your document.

Note 16: Income taxes, page F-21
30. Please refer to prior comment 63. Revise your footnote disclosure to specifically state the amount of income tax allocated to continuing and discontinued operations and any other items required specific allocation under paragraph 35 of SFAS 109.
31. Please refer to prior comment 64. Revise your footnote to specifically state why management believes that it will not be able to fully utilize the balance of deferred tax assets, requiring the valuation allowance. If you believe that the deferred tax assets will not be fully realized because you believe future income from operations will not be sufficient to utilize the carryforwards, revise to disclose that face.
Exhibit 5.1
32. Please file the legal opinion on EDGAR as Exhibit 5.1 and not supplementally.
33. Please confirm that by stating "the Delaware General
Corporation
Law" that you also refer to the Delaware State Constitution, the statutory law of the State of Delaware and any relevant judicial opinions by the courts of Delaware that affect the interpretation of the Delaware General Corporation Law.

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review by showing deleted sections as strikethrough and added sections as underlining. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Margaret Fitzgerald at (202) 551-3556 or
Kevin
W. Vaughn at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy A. Geishecker at (202) 551-3422 or me at (202) 551-3419
with
any other questions.



Sincerely,





Todd K. Schiffman

Assistant Director

cc:	Thomas W. Kellerman, Esq.
      Angela C. Hilt, Esq.
      Morgan Lewis & Bockius LLP
      Two Palo Alto Square
      3000 El Camino Real - Suite 700
      Palo Alto, CA  94306
??

??

??

??

Andrew B. Koslow, Esq.
Penson Worldwide, Inc.
October 12, 2005
Page 1